

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2020

Alec Shkolnik
President and Chief Executive Officer
LiquidPiston, Inc.
1292a Blue Hills Avenue
Bloomfield, CT 06002

> **Re: LiquidPiston, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed July 27, 2020**
> **File No. 024-11219**

Dear Mr. Shkolnik:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2020 letter.

Form 1-A/A filed July 27, 2020

Plan of DIstribution and Selling Securityholders
Commissions and Discounts, page 30

1.   Your Commissions and Discounts table does not appear to be footing correctly. Please revise or advise.

General

2.   Please consider including risk factor disclosure regarding investing with a credit card. Please refer to SEC's Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination.

  You may contact Jean Yu, Staff Accountant, at 202-551-3305 or Charles Eastman, Staff Accountant, at 202-551-3794 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Special Counsel, at 202-551-3754 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.

  Sincerely,

  Division of Corporation Finance
  Office of Manufacturing